SEC FILE NUMBER
000-16469
CUSIP NUMBER
458334109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:    December 31, 2024

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERPARFUMS, INC.
Full Name of Registrant

Former Name if Applicable

551 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, NY 10176
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Interparfums Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) within the time period prescribed. The Company’s independent registered public accounting firm, Forvis Mazars, LLP, requires more time to complete the necessary procedures to issue its opinions on the consolidated financial statements and the Company’s internal control over financial reporting contained in the 2024 Annual Report. The Company expects to file its 2024 Annual Report as soon as possible, but not later than March 18, 2025, which is the extension period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

The Company, in discussion with Forvis Mazars, LLP, has determined that material weaknesses exist with regard to risk assessment, control activities, information technology general controls (ITGCs), and monitoring of its financial reporting. The material weaknesses are not expected to result in changes to the financial information previously reported by the Company in its press release dated February 25, 2025, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K, furnished to the Securities and Exchange Commission (the “SEC”) on the same date. The Company does not expect such deficiencies in internal controls will impact the financial results to be included in the 2024 Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michel Atwood	212	983.2640
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued its Earnings Release on February 25, 2025. Based on currently available information and subject to Forvis Mazars, LLP’s completion of the necessary procedures to issue its opinions (as described in Part III herein), the Company does not expect any changes to the financial results to be included in the 2024 Annual Report compared to the financial information reported in the Earnings Release.

Forward-Looking Statements

Statements in this document which are not historical in nature are forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions, or expectations will be achieved. In some cases, you can identify forward-looking statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, "expect”, “intend”, “may”, "should”, “will”, and “would” or similar words. You should not rely on forward-looking statements, because actual events or results may differ materially from those indicated by these forward-looking statements as a result of a number of important factors. These factors include, but are not limited to, the Company’s ability to file the 2024 Annual Report within the anticipated time period, the Company’s expectations regarding the financial results to be included in the 2024 Annual Report, the material weaknesses identified and any related impacts, and the risks and uncertainties discussed under the headings “Forward Looking Statements” and “Risk Factors” in the reports the Company files from time to time with the Securities and Exchange Commission. The Company does not intend to and undertakes no duty to update the information contained in this Form 12b-25.

INTERPARFUMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 3, 2025	By /s/Michel Atwood
Name: Michel Atwood, Title: Chief Financial Officer